Exhibit 99.3

U. DORI ENERGY INFRASTRUCTURE LTD
Statements of Financial Position

	As at December 31 2022	As at December 31 2021	As at December 31 2020
	NIS in thousands	NIS in thousands	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	154	499	506
Trade and other receivables	116	-	581
	270	499	1,087
Non-current assets:
Investment in equity accounted investee	239,147	225,882	237,658
	239,417	226,381	238,745

Liabilities and Equity

Current liabilities:
Trade and other payables	219	204	1,011
Loans from shareholders**	20,000	57,345	66,598
	20,219	57,549	67,609

Equity:
Share capital	*	*	*
Capital notes	46,933	-	-
Share premium	105,116	105,116	105,116
Accumulated profit	67,149	63,716	66,020
	219,198	168,832	171,136
	239,417	226,381	238,745

*   Represents an amount less than NIS 1 thousand
** Reclassified from non-current liabilities to current liabilities. Effective December 31, 2022, U. Dori Energy Infrastructure Ltd. entered into loan agreements and capital notes agreements with its shareholders, which provide for the conversion of approximately NIS 44.6 million of the shareholders’ loans to capital notes, payable not less than 60 months after the date of their execution, with the remaining balance of shareholder’s loans (NIS 20 million), bearing an annual interest equal to the interest payable on Dorad Energy Ltd.’s senior debt plus 3%, with a repayment date of December 31, 2023

U. DORI ENERGY INFRASTRUCTURE LTD
Statements of Comprehensive Income (Loss)

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	NIS in thousands	NIS in thousands	NIS in thousands

General and administrative expenses	(1,395)	(2,590)	(2,178)
Operating loss	(1,395)	(2,590)	(2,178)
Financing expenses	(8,437)	(6,688)	(5,312)
Share of profits of equity accounted investee	13,265	6,974	17,770
Net profit (loss) for the period	3,433	(2,304)	10,280
Total comprehensive income (loss) for the period	3,433	(2,304)	10,280

U. DORI ENERGY INFRASTRUCTURE LTD
Statements of Changes in Equity

	Share Capital	Capital notes	Share Premium	Accumulated profit	Total Equity
	NIS in thousands

Balance as at January 1, 2020	*	-	105,116	55,740	160,856
Total comprehensive profit for the year	-	-	-	10,280	10,280
Balance as at December 31, 2020	*	-	105,116	66,020	171,136
Total comprehensive loss for the year	-	-	-	(2,304)	(2,304)
Balance as at December 31, 2021	*	-	105,116	63,716	168,832
Capital notes	-	46,933	-	-	46,933
Total comprehensive profit for the year	-	-	-	3,433	3,433
Balance as at December 31, 2022	*	46,933	105,116	67,149	219,198

*Represents an amount less than NIS 1 thousand

U. DORI ENERGY INFRASTRUCTURE LTD
Statements of Cash Flows

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	NIS in thousands

Cash flows from operating activities
Net profit (loss) for the year	3,433	(2,304)	10,280

Adjustments needed to present cash flows from the company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	8,437	6,688	5,312
Company’s share of profits of equity accounted investee	(13,265)	(6,974)	(17,770)
	(4,828)	(286)	(12,458)
Changes in the assets and liabilities of the company:
Decrease (increase) in Trade and other receivables	(558)	40	(1,084)
Increase (decrease) in Trade and other payables	249	(807)	178
	(309)	(767)	(906)

Cash paid during the period for:
Interest paid	(528)	(6,868)	(4,359)
Net cash provided by (used for) operating activities	(2,232)	(10,225)	(7,443)

Cash flows from investing activities:
Dividend received from equity accounted investee	-	18,750	22,500
Net cash provided by investing activities	-	18,750	22,500

Cash flows from financing activities:
Repayment of loans from shareholders	-	(11,132)	(16,141)
Receipt of loans from shareholders	1,887	2,600	1,420
Net cash provided by (used by) financing activities	1,887	(8,532)	(14,721)

Increase (decrease) in cash and cash equivalents	(345)	(7)	336
Cash and cash equivalents at the beginning of the period	499	506	170
Cash and cash equivalents at the end of the period	154	499	506